Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Nine months ended September 30, 2012

Income from continuing operations before taxes on income	$1,736
Adjustments:
Equity in earnings of equity affiliates	(717)
Distributed income of equity affiliates	577
Net income attributable to noncontrolling interests	(4)
Fixed charges net of capitalized interest	97

Earnings before taxes and fixed charges as adjusted	$1,689

Fixed charges:
Interest expense (a)	$136
Portion of rent expense which represents an appropriate interest factor (b)	20
Amortization of debt costs	3

Total fixed charges	$159

Ratio of earnings to fixed charges	10.6

(a)	Interest expense includes amortization expense for debt costs.
(b)	One-third of net rent expense is the portion deemed representative of the interest factor.